                   SECURITY ASSOCIATES INTERNATIONAL, INC.
                            ______________________

                   SUPPLEMENT NO. 2 DATED DECEMBER 15, 1997
                     TO PROSPECTUS DATED OCTOBER 20, 1997


      On October 20, 1997, Security Associates International, Inc. (the "Company") commenced its offering of an aggregate of 2,000,000 shares of common stock, $.001 par value per share ("Common Stock") and warrants to purchase up to 2,000,000 shares of Common Stock (the "Warrants"). The Company hereby expands upon, amends, modifies and supersedes certain information contained in its Prospectus dated October 20, 1997, as supplemented by Supplement No. 1 dated November 13, 1997 (the "Supplemented Prospectus"). This Supplement No. 2 must be read in conjunction with the Supplemented Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings as in the Supplemented Prospectus.

      1. A new subsection under the caption "Business" entitled "Acquisition of Telecommunications Associates Group, Inc." is hereby included in the Supplemented Prospectus as follows:

           "On November 25, 1997, the Company purchased all of the outstanding capital stock of Telecommunications Associates Group, Inc., an Ohio corporation ("TAG") from TAG's sole shareholder. TAG is a third-party alarm monitoring company doing business under the name Emergency Response Center ("ERC") which serves approximately 100,000 alarm monitoring subscribers and over 500 independent alarm dealers from central monitoring stations located in Cleveland, Ohio and Austin, Texas. The purchase price, which was arrived at in arm's length negotiations between the parties, was $5,000,000 which was paid in cash at the closing, plus the assumption of TAG's liabilities. $4,800,000 of the purchase price was financed from the Company's general corporate funds and $200,000 was financed by drawing on the Company's existing credit facility with FINOVA Capital Corporation. In addition, $385,309 drawn under the FINOVA credit facility was used to repay pre-existing bank debt of TAG. The acquisition will be accounted for under the purchase method for financial accounting purposes. The acquisition will allow the Company to offer central monitoring services from a broader geographical base."

      2. A new paragraph under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations-Amended and Restated Loan Agreement with FINOVA Capital Corporation" is hereby included in the Supplemented Prospectus as follows:

      "On December 2, 1997, the Company's Loan Agreement with FINOVA Capital Corporation was amended and restated. Pursuant to the Amended and Restated Loan Agreement, the Company's Credit Facility with FINOVA was increased to $30 million from $15 million."

All references in the Supplemented Prospectus to the maximum amount available to the Company under the FINOVA Loan Agreement are amended accordingly.

      3. A new paragraph under the caption "Certain Transactions" is hereby included in the Supplemented Prospectus as follows:

      "Since October 20, 1997, twelve holders of options and warrants, including Messrs. Brannen, Davis and Rubin and TJS Partners, L.P., have exercised options and warrants to acquire shares for an aggregate exercise price of $4,891,910 as set forth below:

                                                                Aggregate             Average per Share (1)
         Name            Exercise Date  Number of Shares (1)  Exercise Price             Exercise Price
-----------------------  -------------  -----------------  --------------------       ------------------
Sidney Dechter             10/22/97           25,000              $50,000                   $2.00
Cheryl E. Grolle           10/22/97              250                 $111                   $0.44
Lorraine R. Small          10/22/97              250                 $111                   $0.44
Ronald I. Davis            10/26/97          278,308             $158,636                   $0.57
James S. Brannen           10/26/97          278,308             $158,636                   $0.57
Stephen Rubin              10/26/97          185,539             $105,757                   $0.57
Brady E. Turner            10/27/97           12,500              $25,000                   $2.00
Fred Figge                 10/27/97           86,000              $45,580                   $0.53
Infinity Partnership II    10/30/97           10,000              $20,000                   $2.00
Irwin Jacobson             11/03/97           12,500               $7,125                   $0.57
Mark Scharmann             11/06/97           12,500               $7,125                   $0.57
TJS Partners, L.P.(2)      11/12/97        8,761.55(3)           $563,829                  $64.35(4)
TJS Partners, L.P.(5)      11/12/97          15,000(6)         $3,750,000                 $250.00(7)

---------------------
1 All shares are Common Stock, unless otherwise noted with respect to Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible into 100 shares of the Common Stock of the Company at any time at the option of the holder and under certain other circumstances.
2 Exercise of options to acquire 8,761.55 shares of Convertible Preferred Stock of the Company.
3    Shares of Convertible Preferred Stock.
4    Average exercise price per share of Convertible Preferred Stock.
5 Exercise of warrants to acquire 15,000 shares of Convertible Preferred Stock of the Company.
6    Shares of Convertible Preferred Stock.
7    Exercise price per share of Convertible Preferred Stock.



     4. The section entitled "Principal and Selling Stockholders" is hereby amended and included in the Supplemented Prospectus as follows:


                      PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of November 30, 1997 by: (i) each person known by the Company to own beneficially more than five percent of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) the Named Executive Officer; (iv) each Selling Stockholder; and (v) all directors and executive officers of the Company as a group. The Company believes that except as noted each person or entity named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holder, subject to community property laws where applicable.

                                                                                   NUMBER
                                                                                  OF SHARES
                                                     BENEFICIAL OWNERSHIP           BEING        BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING            OFFERED          AFTER OFFERING
                                                 ----------------------------     ---------  ----------------------------
NAME                                             NUMBER OF SHARES  PERCENT(1)                NUMBER OF SHARES  PERCENT(2)
TJS Partners, L.P.(3)
52 Vanderbilt Avenue
New York, New York 10017.......................         6,423,443      55.74%          0         6,423,443      47.50%

Ronald I. Davis(4)
c/o Security Associates International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005..............           938,422       8.10%          0           938,422       6.80%

James S. Brannen(5)
c/o Security Associates International, Inc.
2101 S. Arlington Heights Road
Arlington Heights, Illinois 60005..............           538,616       4.67%          0           538,616       4.00%

Thomas J. Salvatore(6)
c/o TJS Partners, L.P.
52 Vanderbilt Avenue
New York, New York 10017.......................         6,423,443      55.74%          0         6,423,443      47.50%

Douglas Oberlander
10225 N. Knoxville Avenue
Peoria, Illinois 61615.........................           106,022      *               0           106,022           *

Robert Brown
IRA Account
3605 N. Robinwood Drive
Muncie, Indiana 47304..........................            25,000      *          25,000                 0           0

Bobbie Conrad
383 Adams Street
Glencoe, Illinois 60022........................            20,000      *          20,000                 0           0

Sidney Dechter
7406 Princeton Drive
Hanover Park, Illinois 60103...................         25,000(7)      *          25,000                 0           0

Anita M. Dalmar
2324 North East Regents Drive
Portland, Oregon 97212.........................            20,000      *          20,000                 0           0

Robert H. Dilworth
Baker & McKenzie
815 Connecticut Avenue, N.W.
Washington, D.C. 20006-4078....................            50,000      *          50,000                 0           0

Fred Figge
221 S. Blackstone
LaGrange, Illinois 60525.......................         98,500(7)        1.2%     98,500                 0           0

Dianne G. Freeman
P.O. Box 143
Sand Lake, New York 12153......................            25,000      *          25,000                 0           0

Phyllis Greinwald
14238 N. 2nd Street
Phoenix, Arizona 85023.........................            77,000      *          77,000                 0           0

                                                                                   NUMBER
                                                                                  OF SHARES
                                                     BENEFICIAL OWNERSHIP           BEING        BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING            OFFERED          AFTER OFFERING
                                                 ----------------------------     ---------  ----------------------------
NAME                                             NUMBER OF SHARES  PERCENT(1)                NUMBER OF SHARES  PERCENT(2)
Cheryl L. Grolle
W 564 Pell Lake Drive
Genoa City, Wisconsin 53128....................               250       *             250                 0           0

Raymond C. Hoven
3251 Midlane Dive
Wadsworth, Illinois 60083......................         225,539(8)     1.96%       40,000           185,539        1.37%

Infinity Partnership II
4075 N. Victoria Drive
Hoffman Estates, Illinois 60195................          10,000(7)      *          10,000                 0           0

Inversiones Alanje, C.A.
c/o Carlos Delgado
Apartado Postal 1286
Caracas, Venezuela 1010-A......................            62,500       *          62,500                 0           0

Inversiones Aparicio, C.A.
c/o Modesto Aparicio
Jet Cargo (M-571)
P.O. Box 020010
Miami, Florida 33102-0010......................           120,000      1.04%      120,000                 0           0

Inversiones Erlanger, C.A.
c/o Malcolm Caplan
M-287 Jet Cargo International
P.O. Box 020010
Miami, Florida 33102-0010......................           100,000       *         100,000                 0           0

Irwin Jacobson
1035 Carlyle Terrace
Highland Park, Illinois 60035..................         123,000(9)     1.07%       12,500           110,500           *

Lee Jones
c/o Support Services Group
63 Calle de Industrias
Suite 550
San Clemente, California 92672.................            22,088       *          22,088                 0           0

Metro Suburban Pediatrics
600 N. Court
Palatine, Illinois 60067.......................          12,500(7)      *          12,500                 0           0

Mark Scharmann
1661 Lakeview Circle
Ogden, Utah 84403..............................        144,800(10)     1.26%       32,500           112,300           *

Bernard and Samuel Sered
4023 Suffield Court
Skokie, Illinois 60076.........................         17,801(11)      *          12,500             5,301           *

Lorraine R. Small
453 Raintree Drive
Glen Ellyn, Illinois 60137.....................               250       *             250                 0           0

                                                                                   NUMBER
                                                                                  OF SHARES
                                                     BENEFICIAL OWNERSHIP           BEING        BENEFICIAL OWNERSHIP
                                                      PRIOR TO OFFERING            OFFERED          AFTER OFFERING
                                                 ----------------------------     ---------  ----------------------------
NAME                                             NUMBER OF SHARES  PERCENT(1)                NUMBER OF SHARES  PERCENT(2)

Brady E. Turner
P.O. Box 840
Brunswick, Georgia 31521                               56,676(12)       *          12,500            44,176        *

All Executive Officers and Directors as a group
(10 persons)(13)...............................         8,407,681      71.96%           0         8,407,681      61.44%

(1) Applicable percentage of ownership as of November 30, 1997 is based upon 11,523,473 shares of Common Stock outstanding (including shares issuable upon conversion of outstanding shares of Convertible Preferred Stock). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned.

(2) Applicable percentages of ownership are based on 13,523,473 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and unless otherwise noted includes voting and investment power with respect to the shares shown as beneficially owned. Assumes all shares being registered for resale are sold.

(3) Consists of 64,234.43 shares of Convertible Preferred Stock. Each share of Convertible Preferred Stock is convertible into and has the voting rights of 100 shares of Common Stock. TJS Partners is the only holder of Convertible Preferred Stock. On November 12, 1997, 8,761.55 and 15,000 shares of Convertible Preferred Stock were acquired upon the exercise of options and warrants. See "Certain Transactions."

(4) Includes 530,114 shares previously owned by Mr. Davis and SAI Partners, Inc., 278,308 shares acquired on October 26, 1997 upon the exercise of options and warrants (see "Certain Transactions"), and 120,000 shares purchasable upon the exercise of currently exercisable options and warrants. Excludes 225 shares owned by Beverly Davis, Mr. Davis' wife, 200 shares owned by Scott Davis, Mr. Davis' son, 6,000 shares owned by Ethan Davis, 6,000 shares owned by Benjamin Davis and 5,301 shares owned by Ann Davis, Mr. Davis' sister, as to which Mr. Davis disclaims beneficial ownership.

(5) Includes 260,308 shares previously owned by Mr. Brannen and 278,308 shares of Common Stock purchased on October 26, 1997 upon the exercise of options (see "Certain Transactions"). Excludes 7,580 shares owned by Martha A. Brannen, Mr. Brannen's wife, 6,000 shares owned by Craig Brannen, 6,000 shares owned by Sarah B. Ozee and 6,000 shares owned by Peter Brannen, Mr. Brannen's children, as to which Mr. Brannen disclaims beneficial ownership.

(6) Consists of 40,472.88 shares of Convertible Preferred Stock previously owned by TJS Partners, L.P., Mr. Salvatore controls voting and disposition of these shares through TJS Management, L.P., (of which he is the sole general partner) which is the sole general partner of TJS Partners, L.P. On November 12, 1997, 8,761.55 and 15,000 shares of Convertible Preferred Stock were acquired upon the exercise of options and warrants. See "Certain Transactions."

(7) Includes only shares which were purchased between October 22, 1997 and November 3, 1997 upon the exercise of options. All of such shares are being registered for resale hereby.

(8) Includes 185,539 shares owned by Mr. Hoven and 40,000 shares which may be purchased pursuant to currently exercisable options. Only the 40,000 shares subject to the options are being registered for resale hereby.

(9) Includes 110,500 shares previously owned by pension plans controlled by Mr. Jacobson and 12,500 shares which were purchased on November 3, 1997 upon the exercise of options. Only 12,500 shares so purchased are being registered for resale hereby.

(10) Includes 112,300 shares previously owned by Mr. Scharmann, 12,500 shares which were purchased on November 6, 1997 upon the exercise of options and 20,000 shares which may be purchased pursuant to currently exercisable options issued to Mr. Scharmann and Troika Capital a corporation controlled by Mr. Scharmann. Only the 12,500 purchased on November 6, 1997 and 20,000 shares subject to the options are being registered for resale hereby.

(11) Includes 5,301 shares owned by Messrs. Sered and 12,500 shares which may be purchased pursuant to currently exercisable options. Only the 12,500 shares subject to the options are being registered for resale hereby.

(12) Includes 44,176 shares previously owned by Mr. Turner and 12,500 shares which were purchased on October 27, 1997 upon the exercise of options. Only the 12,500 shares so purchased are being registered for resale hereby.

(13) Includes 160,000 shares purchasable upon exercise of currently exercisable options and warrants.